CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$10,200,000.00	$10.00	$10,200,000.00	$569.16

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $20,763.09 the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remain unused. $596.16 of that amount is being offset against the registration fee for this offering and $20,193.93 remains available for future registration fees.

FINAL TERMS SUPPLEMENT NO. 12 dated June 24, 2009
To Prospectus Supplement and Prospectus dated February 5, 2007 and Product Supplement No. 6 dated March 25, 2009
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-140456

The Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 6 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this terms supplement, beginning on page PS-4 of product supplement no. 6, and beginning on page S-4 of the prospectus supplement.

References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$10,200,000.00
Underwriting Discount:(1)(2)	$ 0.20	$ 204,000.00
Proceeds to Eksportfinans ASA Before Expenses:	$ 9.80	$ 9,996,000.00

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 and $0.15 per unit, respectively.

(2) For additional information, see “Supplemental Plan of Distribution” in product supplement no. 6.

“Accelerated Return Notes®” is a registered service mark of our subsidiary, Merrill Lynch & Co., Inc. “ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

The “Russell 2000® Index” is a trademark of Frank Russell Company and has been or will be licensed for use by Eksportfinans ASA. The Notes are not sponsored, endorsed, sold or promoted by the Frank Russell Company and the Frank Russell Company makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes.

Merrill Lynch & Co.
June 24, 2009

Summary

The Accelerated Return Notes® Linked to the Russell 2000® Index due August 27, 2010 (the Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Russell 2000® Index (the Index) increases moderately from the Starting Value of the Index, as determined on the Pricing Date, to the Ending Value of the Index, as determined during the Calculation Period. Investors must be willing to forgo interest payments on the Notes and to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Capitalized terms used but not defined in this terms supplement have the meanings set forth in product supplement no. 6.

Terms of the Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10 per unit
Term:	Approximately 14 months
Market Measure:	Russell 2000® Index (Index Symbol RTY)
Starting Value:	494.95
Ending Value:	The average of the closing levels of the Index on the five Calculation Days occurring during the Calculation Period, as more fully described in product supplement no. 6. If it is determined that a scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled Calculation Day, the Ending Value will be determined as more fully described in product supplement no. 6.
Capped Value:	$13.135 per unit of the Notes, which represents a return of 31.35% over the $10 Original Offering Price.
Calculation Period:	August 18, 2010, August 19, 2010, August 20, 2010, August 23, 2010 and August 24, 2010
Calculation Agent:	Merrill Lynch, Pierce Fenner & Smith Incorporated (MLPF&S).

Determining the Redemption
Amount for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, based on a Capped Value of $13.135 (a 31.35% return). The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations (rounded to three decimal places), based on a Starting Value of 494.95 and a Capped Value of $13.135.

Example 1—The hypothetical Ending Value is equal to 80% of the Starting Value:

Starting Value:	494.95
Hypothetical Ending Value:	395.96

Payment at maturity (per unit) = $8.000

Example 2—The hypothetical Ending Value is equal to 102% of the Starting Value:

Starting Value:	494.95
Hypothetical Ending Value:	504.85

Payment at maturity (per unit) = $10.600

Example 3—The hypothetical Ending Value is equal to 150% of the Starting Value:

Starting Value:	494.95
Hypothetical Ending Value:	742.43

Payment at maturity (per unit) = $13.135            (Payment at maturity (per unit) cannot be greater than the Capped Value)

The following table illustrates, for a Starting Value of 494.95 and a range of hypothetical Ending Values of the Index:

  the percentage change from the Starting Value to the hypothetical Ending Value;
  the Redemption Amount per unit (rounded to three decimal places);
  the total rate of return to holders of the Notes;
  the pretax annualized rate of return to holders of the Notes; and
  the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.030% per annum, as more fully described below.

The table below is based on a Capped Value of $13.135.

Hypothetical Ending Value		Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Redemption Amount per unit		Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
247.48		-50.00%	$5.000		-50.00%	-51.93%	-49.52%
296.97		-40.00%	$6.000		-40.00%	-39.75%	-37.46%
346.47		-30.00%	$7.000		-30.00%	-28.67%	-26.47%
395.96		-20.00%	$8.000		-20.00%	-18.45%	-16.32%
445.46		-10.00%	$9.000		-10.00%	-8.93%	-6.86%
470.20		-5.00%	$9.500		-5.00%	-4.40%	-2.35%
485.05		-2.00%	$9.800		-2.00%	-1.74%	0.30%
494.95	(3)	0.00%	$10.000		0.00%	0.00%	2.04%
504.85		2.00%	$10.600		6.00%	5.12%	3.75%
514.75		4.00%	$11.200		12.00%	10.08%	5.45%
524.65		6.00%	$11.800		18.00%	14.89%	7.14%
534.55		8.00%	$12.400		24.00%	19.56%	8.80%
544.45		10.00%	$13.000		30.00%	24.10%	10.45%
593.94		20.00%	$13.135	(4)	31.35%	25.11%	18.44%
643.44		30.00%	$13.135		31.35%	25.11%	26.07%
692.93		40.00%	$13.135		31.35%	25.11%	33.38%
742.43		50.00%	$13.135		31.35%	25.11%	40.40%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from July 2, 2009 to August 27, 2010, the term of the Notes.

(2)	This rate of return assumes:

(a) a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b) a constant dividend yield of 2.030% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter, assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c) no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The Redemption Amount per unit of the Notes cannot exceed the Capped Value of $13.135.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement no. 6 and the “Risk Factors – Risks related to index linked notes or notes linked to certain assets” section in the prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

  Your investment may result in a loss, which could be substantial.
  Your yield on the Notes, which could be negative, may be lower than the yield on other debt securities of comparable maturity.
  Your return, if any, is limited and may not reflect the return on a direct investment in the components included in the Index.
  You must rely on your own evaluation of the merits of an investment linked to the Index.
  In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S or any other selling agent with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.
  The sponsor of the Index may adjust the Index in a way that affects its level, and the sponsor of the Index has no obligation to consider your interests.
  You will not have the right to receive cash dividends or exercise ownership rights with respect to the component stocks included in the Index.
  Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.
  Purchases and sales by MLPF&S and its affiliates may affect your return on the Notes.
  MLPF&S or its affiliates may do business with underlying companies.
  Hedging transactions may affect the return of the Notes.
  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below and “Taxation in the United States” in the product supplement no. 6).

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Investor Considerations

You may wish to consider an investment in the Notes if:

  You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.
  You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.
  You accept that the return on the Notes will not exceed the return represented by the Capped Value.
  You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.
  You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.
  You are willing to accept that there is no assurance that the Notes will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the Notes or that there will be liquidity in any trading market. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including our perceived creditworthiness.

The Notes may not be appropriate investments for you if:

  You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.
  You are seeking principal protection or preservation of capital.
  You seek a return on your investment that will not be capped at 31.35%.
  You seek interest payments or other current income on your investment.
  You want to receive dividends or other distributions paid on the stocks included in the Index.
  You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We will deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

MLPF&S is acting as principal and an underwriter and/or selling agent for this offering and will receive underwriting compensation from Eksportfinans. MLPF&S may offer the Notes to dealers and/or selling agents, including affiliates that are dealers (such as First Republic Securities Company, LLC), at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. If you place an order to purchase the Notes, you are consenting to each of MLPF&S and/or its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account.

MLPF&S and First Republic Securities Company, LLC may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Each of MLPF&S and First Republic Securities Company, LLC may act as principal or agent, as the case may be, in these transactions, and any such sales will be made at prices related to prevailing market prices.

The Index

Frank Russell Company (FRC) began dissemination of the Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1987 and calculates and publishes the Index. The Index was set to 135 as of the close of business on December 31, 1986. The Index measures the composite price performance of stocks of 2,000 companies which are either domiciled in the United States, its territories or are eligible for inclusion as a BDI (as defined below). All 2,000 stocks are traded on a major U.S. exchange and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest companies either domiciled in the United States or its territories, or companies eligible for inclusion as a BDI (as defined below), as determined by market capitalization. The Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Index is designed to track the performance of the small capitalization segment of the United States equity market. The Index is determined, comprised and calculated by FRC without regard to the Notes.

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through May 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 494.95.

The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

All disclosure contained in this terms supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of FRC as stated in these sources and these policies are subject to change at the discretion of FRC. Eksportfinans and Merrill Lynch have not independently verified and make no representation as to the accuracy or completeness of such information. None of Eksportfinans, the Calculation Agent and Merrill Lynch accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

Selection of Stocks Underlying the Index

Companies domiciled in the United States and its territories are eligible for inclusion in the Russell 3000® Index and the Index. Beginning during reconstitution 2007, companies incorporated in the following countries or regions are also reviewed for eligibility for inclusion: Anquilla, Antigua, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama (added at reconstitution in 2007) and Turks and Caicos. Companies incorporated in these regions are considered Benefits Drive Incorporation (BDI) companies because they typically incorporate in these BDI regions for operations, tax, political or other financial market benefits. However, not all companies incorporated in these BDI regions are eligible for inclusion in the Russell 3000® Index and the Index. Companies incorporated in these BDI regions must also meet one of the following criteria in order to be considered eligible: (i) the company has its headquarters in the U.S. or (ii) the company’s headquarters is also in the BDI-designated region or country and the primary exchange for local shares is in the U.S. For new companies located in the BDI regions eligible for inclusion in the Russell 3000® Index and the Index and that trade on multiple exchanges, the determination of the company’s primary exchange is based on the average daily dollar trading value (ADDTV), which is the accumulated dollar trading volume divided by the actual number of trading days in the past year. ADDTV is defined as the accumulated dollar traded volume divided by the actual number of trading days in the past year. ADDTV is assessed only for new companies entering the U.S. indices. Existing members remain assigned to their primary U.S. exchange until the time when the ADDTV is higher or another exchange for the previous two consecutive years. If this occurs, the company is removed from the U.S. and moved to the country with the highest exchange volume. However, the primary exchange is a factor for inclusion only if both its incorporation and its headquarters are in a BDI region or if multiple headquarters exist in the SEC filings. If the company is primarily headquartered in a country other than the U.S. or the BDI regions, it is not eligible for inclusion regardless of the location of the primary exchange. Headquarters and primary exchanges will be analyzed once a year during reconstitution unless the security is de-listed from the U.S. exchange.

All securities eligible for inclusion in the Russell 3000® Index and the Index must trade on a major U.S. exchange. Bulletin board, pink-sheets or Over the Counter (OTC) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on May 31st to be eligible for inclusion during annual reconstitution or during the IPO eligibility periods. However, if a stock falls below $1.00 intra-year, it will not be removed until the next annual reconstitution, provided it is still trading below $1.00 at that time. Any other form of shares, such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, and trust receipts, are also excluded. Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies and limited partnerships are also ineligible for inclusion. In addition, Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and lack of liquidity. In general, only one class of securities of a company is eligible for inclusion in the Russell 3000® Index, although exceptions to this general rule have been made where FRC has determined that each class of securities acts independent of the other.

The primary criteria used to determine the list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of the common shares times the total number of common shares outstanding. Only common stock is used to determine market capitalization; any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. Based on closing levels of the company’s common stock on its primary exchange on May 31st of each year, FRC reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. Reconstitution of the Russell 3000® Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th or 30th, reconstitution occurs on the Friday prior. In addition, since September 2004, FRC has added initial public offerings to the Russell 3000® Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations of capitalization the capitalization not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Index reflects changes in the capitalization, or market value, of the component stocks relative to the capitalization on a base date. The current Index level is calculated by adding the market values of the Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the “adjusted” capitalization of the Index on the base date of December 31, 1986. To calculate the Index, closing prices will be used for exchange-traded and Nasdaq stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Index. In order to provide continuity for the Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

FRC disclaims all responsibility to holders of Notes for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining any Starting Value or Ending Value or any amount payable to you on the maturity date of the Notes.

License Agreement

FRC and Eksportfinans have entered into or, to the extent required, will enter into a non-exclusive agreement providing for the license to Eksportfinans, in exchange for a fee, of the right to use the Index in connection with the Notes.

The license agreement between FRC and Eksportfinans provides that the following language must be set forth in this terms supplement:

“The Notes are not sponsored, endorsed, sold or promoted by FRC. FRC makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. FRC’s publication of the Russell 2000® Index in no way suggests or implies an opinion by FRC as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. FRC’s only relationship to MLPF&S is the licensing of certain trademarks and trade names of FRC and of the Russell 2000® Index which is determined, composed and calculated by FRC without regard to Eksportfinans or the Notes. FRC is not responsible for and has not reviewed the Notes nor any associated literature or publications and FRC makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FRC reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. FRC has no obligation or liability in connection with the administration, marketing or trading of the Notes.

FRC DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRC SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRC MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY EKSPORTFINANS, MERRILL LYNCH, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRC MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRC HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes, we intend to treat the Notes as a single financial contract that is an "open transaction" for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Notes will be treated as a capital gain while any loss will be treated as a capital loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 6, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” in the accompanying product supplement no. 6, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Notes.

General. The Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Notes. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time.

Possible New Administrative Guidance and/or Legislation. On December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to some of the Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to some of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the “Taxation in the United States” section in the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Additional Terms of the Notes

You should read this terms supplement, together with the documents listed below (collectively, the Note Prospectus), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 6 dated March 25, 2009:
  http://www.sec.gov/Archives/edgar/data/700978/000089109209001244/e34927_424b2.htm

  Prospectus supplement and prospectus dated February 5, 2007:
  http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this terms supplement relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the Structured Investments), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.